 Exhibit 99.4

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Indivior Announces $100 Million Share Repurchase Program

Richmond, VA, November 17, 2023 - Indivior PLC (LSE/Nasdaq: INDV) ("Indivior" or the "Company"), a leading addiction treatment company, today announced that its Board of Directors has authorized a new share repurchase program under which the Company will commence repurchasing Indivior's ordinary shares of $0.50 each (the "Ordinary Shares") for up to a maximum consideration of $100 million (the "Program").

"Given our confidence in delivering on the medium-term profitable growth profile we outlined at our capital markets day last December, the Board of Directors and management team believe that the Company's shares represent an attractive investment opportunity," said Mark Crossley, Chief Executive Officer. "Our expected strong cash flow over this period provides us the ability to reinvest in our business, progress our pipeline, and to take this action to deliver direct shareholder returns."

Indivior has entered into an irrevocable, non-discretionary agreement with Morgan Stanley & Co. International Plc ("Morgan Stanley") in relation to the Program and for Morgan Stanley to carry out on-market purchases of Ordinary Shares, acting as riskless principal, during the period commencing on November 20, 2023, and ending no later than August 30, 2024, for an aggregate purchase price of no greater than $100 million and the simultaneous on-sale of such Ordinary Shares by Morgan Stanley to Indivior.

Morgan Stanley will make trading decisions in relation to the Program independently of Indivior in accordance with certain pre-set parameters set out in the agreement with Morgan Stanley. Any purchases of Ordinary Shares under the Program will be carried out on the London Stock Exchange and/or on Aquis Stock Exchange and/or on CBOE Europe Limited, being Multilateral Trading Facilities as defined by the Directive 2014/65/EU on markets in financial instruments (including the delegated and implementing acts adopted under it) as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from January 1, 2021 and as amended or supplemented in the United Kingdom thereafter, and executed in accordance with Chapter 12 of the Financial Conduct Authority's Listing Rules and Indivior's general authority to make market purchases of Ordinary Shares granted by its shareholders at the annual general meeting held on May 4, 2023 (the "Authority"). The Ordinary Shares will be purchased in accordance with the price and volume conditions set out in the Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from January 1, 2021 and as amended or supplemented in the United Kingdom thereafter. All repurchases by Indivior under the Program will be "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and will be "on market" for the purposes of the Companies Act 2006. Indivior will announce any market repurchase of Ordinary Shares no later than 7.30 a.m. on the business day following the calendar day on which the repurchase occurred.

As the purpose of the Program is to reduce the issued share capital of Indivior, to the extent permitted by law, all Ordinary Shares purchased under the Program will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Program is 13,631,504, being the number of Ordinary Shares Indivior is authorized to repurchase under the terms of the Authority.

The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements

This news release contains certain statements that are forward-looking. Forward-looking statements include, among other things, the amount or value of shares that will be repurchased, the attractiveness of our shares as an investment, expected future growth, our ability to execute our business strategy and return capital to shareholders, our future cash flows, our ability to reinvest in the business and progress our pipeline and other statements containing the words "believe", "anticipate", "plan", "expect", "intend", "estimate", "forecast," "strategy," "target," "guidance," "outlook," "potential", "project", "priority," "may", "will", "should", "would", "could", "can", "outlook," "guidance", the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Readers are cautioned not to place undue reliance on any such forward-looking statements. Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as the COVID-19 pandemic; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets; and changes in our market position, businesses, financial condition, results of operations or prospects. Additional information concerning these and other factors can be found in Indivior PLC's filings with the United States Securities and Exchange Commission ("SEC"), including Indivior PLC's registration statement on Form 20-F, which was declared effective by the SEC on June 9, 2023, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and Indivior PLC's Annual Reports, which may be obtained free of charge from Indivior PLC's website, https://www.indivior.com/.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Media Contacts:

US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:
Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978
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